08004112

RECEIVED
2008 AUG -4 A 7:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

July 31, 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

SUPPL

Re: SEC File No. 082-35028
Kenedix Realty Investment Corporation (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Enclosed herewith and listed in Annex A are English translations, versions and summaries of documents.

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai or Junko Urabe of Sullivan & Cromwell LLP, Otemachi First Square East, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Kenedix Realty Investment Corporation

By ______________________
Name: Taisuke Miyajima
Title: Executive Director

(Enclosures)

cc: Izumi Akai, Esq.
Junko Urabe, Esq.
(Sullivan & Cromwell LLP)

dlw 8/4

TOKYO:36796.1

PROCESSED
AUG 06 2008
THOMSON REUTERS

File No. 082-35028

Annex A

English Translations, Versions and Summaries

1. Notice Concerning Acquisition of Land and Conclusion of Agreement for Acquisition of Building: Sakae 4-chome Office Building (Tentative Name) dated April 23, 2008.
2. Notice Concerning Debt Financing (Series 24) dated April 23, 2008.
3. Notice Concerning Retirement of Fixed Asset dated April 23, 2008.
4. Notice Concerning Announcement of Operating Forecasts for the Fiscal Period Ending October 31, 2008 dated April 23, 2008.
5. Notice Concerning Debt Financing Interest Rate Determination dated April 25, 2008.
6. Notice Concerning Acquisition of Property (KDX Iwamoto-cho Building) dated April 28, 2008.
7. Notice of Concerning Debt Financing dated April 28, 2008.
8. Notice Concerning the Change of Property Names dated April 28, 2008.
9. Notice Concerning the Decision to Newly Listed Security Options dated May 7, 2008.
10. Notice Concerning Acquisition of Property (Conclusion of Agreement) (KDX Harumi Building) dated May 15, 2008.
11. Notice Concerning Debt Financing Interest Rate Determination dated May 28, 2008.
12. Financial Report for The Fiscal Period Ended April 30, 2008 (November 1, 2007 to April 30, 2008) dated June 11, 2008.
13. Notice Concerning the Conclusion of the Basic Agreement for Sale of Property (ZARA Tenjin Nishi-dori) dated June 11, 2008.
14. Notice Concerning the Acquisition of Property (Conclusion of Agreement) (KDX Hamamatsucho Dai-2 Building) dated June 25, 2008.
15. Notice Concerning the Sale of Property (ZARA Tenjin Nishi-dori) dated June 25, 2008.
16. Notice Concerning the Sale of Property (Conclusion of Agreement) (Hakata Ekimae Dai-2 Building) dated June 25, 2008.
17. Notice Concerning Debt Financing (Series 26) dated June 26, 2008.

18. Notice Concerning Property Acquisition Settlement and Amendments Regarding Property Details (KDX Harumi Building) dated June 30, 2008.

19. Notice Concerning the Change of Property Name dated June 30, 2008.

20. Notice Concerning Debt Financing and Prepayment of Debt Financing dated July 11, 2008.